UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 25, 2021, Medigus Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”) 3,258,438 American Depositary Shares, each representing 20 ordinary shares of the Company, no par value (the “ADSs” and the “Ordinary Shares”) for a public offering price of $2.60 per ADS. In addition, the Underwriter was granted an option to purchase additional 15 percent of the ADSs sold in the Offering solely to cover over-allotments, exercisable for 45 days, but not to close after March 31, 2021 unless the Company has filed its annual report on Form 20-F with the Securities and Exchange Commission before that date. In connection with the closing of the Offering on March 1, 2021, the Company issued a press release titled: “Medigus Closes $8.5 Million Underwritten Public Offering of American Depositary Shares.” A copy of the press release is furnished herewith as Exhibit 99.1.

Pursuant to the terms of the Underwriting Agreement, the ADSs were offered pursuant to a registration statement on Form F-3 (File No. 333-238162) which was filed with the Securities Exchange Commission on May 13, 2020 and was declared effective on May 15, 2020. A final prospectus relating to and describing the terms of the offering has been filed with the Securities and Exchange Commission on March 1, 2021. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The form of the Underwriting Agreement is filed as Exhibits 1.1 to this report, and the forgoing description of the terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the shares in the offering is attached as Exhibit 5.1.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019 and No. 333-229429).

EXHIBIT INDEX

Exhibit	Description
1.1	Form of Underwriting Agreement by and between Medigus Ltd. and Aegis Capital Corp, dated February 25, 2021
5.1	Opinion of Meitar | Law Offices
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
99.1	Press release titled: “Medigus Closes $8.5 Million Underwritten Public Offering of American Depositary Shares,” dated March 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: March 1, 2021	By:	/s/ Oz Adler
Oz Adler
Chief Financial Officer

3